FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
January 24, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION TO ANY PERSON LOCATED IN THE REPUBLIC OF ITALY. OTHER OFFER AND DISTRIBUTION RESTRICTIONS APPLY.

Purchase of the Notes due in 2012

January 24, 2011

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or the “Guarantor” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces (i) an offer to Noteholders of any and all of the outstanding senior unsecured USD-denominated Eurobonds in the amount of $400 million with an annual interest rate of 8.00% due January 28, 2012 issued by Mobile TeleSystems Finance S.A. (the “Issuer”) and guaranteed by MTS (the “Notes”) to tender such Notes for purchase by MTS for cash (the “Offer”); and (ii) a related proposal to amend the indenture dated January 28, 2005 (the “Indenture”) and the Notes to eliminate substantially all of the restrictive covenants (other than, among other covenants, the covenant to pay interest and premium, if any, on and principal of, the Notes when due), substantially all events of default and related provisions and certain conditions to legal defeasance contained in the Indenture and the Notes, subject, in each case, to the terms set out in the Offer to Purchase dated January 24, 2011 (the “Offer to Purchase”). The tendering of any Notes will automatically constitute the delivery of consent to the amendments by such tendering Holder in respect of such tendered Notes.  Adoption of the amendments to the Indenture requires the consent of the Holders of at least a majority in principal amount of outstanding Notes not owned by MTS, the Issuer, or their respective affiliates.

The purpose of the consent solicitation is to obtain the consent of Holders (1) to remove substantially all events of default, including an event of default which might arise under certain provisions of the Indenture and the Notes as a result of an arbitral award (the “Award”) in favor of Nomihold Securities Inc. against the Issuer and (2) to modify the Indenture to avoid a future event of default arising as a result of the Award.

The Total Consideration for each $2,000 principal amount of Notes validly tendered and not withdrawn pursuant to the Offer is $2,135. The Total Consideration includes a payment of $20.00 per $2,000 principal amount of Notes (the “Consent Payment”) payable only in respect of Notes tendered on or prior to, February4, 2011 (the “Consent Date”). Holders validly tendering and not withdrawing Notes on or before the Consent Date will be eligible to receive the Total Consideration (including the Consent Payment). Holders validly tendering Notes after the Consent Date on or before 10:00 p.m., London time, on February 23, 2011 (the “Expiration Date”) will only be eligible to receive $2,115 for each $2,000 principal amount of Notes validly tendered pursuant to the Offer (the “Tender Offer Consideration”). Such payment will be made on a date promptly following the Consent Date for each Noteholder whose Notes are validly tendered and not validly withdrawn on or before the Consent Date, and on a date promptly following the Expiration Date for Holders of Notes validly tendered after the Consent Date and on or prior to the Expiration Date. In addition, accrued and unpaid interest up to, but not including, the Payment Date (as defined below) will be paid to any Noteholder whose Notes are accepted for purchase pursuant to the Offer. Each of the Consent Date, the Expiration Date and the dates for payment of the Total Consideration and the Tender Offer Consideration are subject to MTS’ right to change such dates in its sole discretion.

Notes tendered may be validly withdrawn and the related Consents delivered may be validly revoked at any time on or prior to the Consent Date, but not thereafter. A valid withdrawal of tendered Notes shall be deemed a valid revocation of the related Consent.

The Offer is scheduled to expire at 10.00 p.m. London time on February 23, 2011, unless extended.  Holders of the Notes subject to the Tender offer must validly tender their Notes before the Expiration Date to be eligible to receive the Tender Consideration.

The table below sets forth the Common Code, ISIN, CUSIP, outstanding principal amount, Consent Payment, Tender Offer Consideration and Total Consideration of the Notes:

Common code
- Regulation S	021121649
- Rule 144A	021121568
ISIN
- Regulation S	XS0211216493
- Rule 144A	US60741AAF21
CUSIP
- Regulation S	L64395 AJ 2
- Rule 144A	60741A AF 2
Outstanding principal amount	$400,000,000
Consent payment per $1,000	$10
Consent payment per $2,000	$20
Tender offer consideration per $1,000	$1,057.50
Tender offer consideration per $2,000	$2,115.00
Total consideration per $1,000	$1,067.50
Total consideration per $2,000	$2,135.00

Capitalized terms used in this announcement but not defined have the meanings given to them in the Offer to Purchase.

The Offer to Purchase is available from The Events Administration Team at The Bank of New York Mellon, at (+44 20 7964 4958 /eventsadmin@bnymellon.com). The Dealer Manager is The Royal Bank of Scotland +44 20 7085 8056 / +1 203 897 6145 / liabilitymangement@rbs.com.

* * *

The distribution of this notice and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this notice and/or the Offer to Purchase come are required by MTS, the Dealer Manager and the Tender Agent to inform themselves about, and to observe, any such restrictions.

The Offer does not constitute a solicitation of an invitation to offer to sell Notes in any jurisdiction in which such solicitation or invitation is unlawful, and invitations for offers to sell will not be accepted from Holders located or resident in any jurisdiction in which such solicitation or offer is unlawful. In those jurisdictions where the securities or other laws require the Offer to be made by a licensed broker or dealer, any actions in connection with the Offer shall be deemed to be made on behalf of MTS, by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Holders with any questions on the Offer should contact the Dealer Manager for further information.

Russian Federation

Neither the Offer nor any tender in response to the Offer is an offering of securities in the terms of Article 51.1 of the law of the Russian Federation No. 39-FZ On Securities Market dated 22 April 1996 (as amended). Nothing in this Offer to Purchase shall constitute, or be interpreted as, offering or advertising of securities, or shall be deemed contemplating placing or circulation of securities in the Russian Federation under applicable Russian laws.

Italy

The Offer is not being made, directly or indirectly, in the Republic of Italy (“Italy”). The Offer and the Offer to Purchase have not been submitted to the clearance procedures of the Commissione Nazionale per le Societa e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, Noteholders are notified that, to the extent such Noteholders are located in Italy, the Offer is not available to them and neither this Offer nor any other documents or materials relating to the Offer or the Notes may be distributed or made available in Italy as part of a public purchase or exchange offer (offerta pubblica di acquisto o di scambio) (as defined in Article 1, paragraph 1(v) of Italian Legislative Decree No. 58 of 24 February 1998, as amended) from which no applicable exemption is available (a “Non-exempt Offer in Italy”).

United Kingdom

The communication of this notice and any other documents or materials relating to the Offer to Purchase are not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

Belgium

Neither this notice nor any other documents or materials relating to the Offer have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) and, accordingly, the Offer may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids and as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (together the “Belgian Public Offer Law”), each as amended or replaced from time to time. Accordingly, the Offer may not be advertised and the Offer will not be extended, and neither the Offer to Purchase nor any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” as referred to in Article 10, of the Belgian Public Offer Law (as amended from time to time) acting on their own account. Insofar as Belgium is concerned, this Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer. Accordingly, the information contained in this Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Offer is not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this notice nor any other document or material relating to the Offer has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (Investisseurs Qualifiès) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-4 of the French Code Monetaire et Financier, are eligible to participate in the Offer.

The Offer to Purchase has not been and will not be submitted for clearance to the Autorite des Marches Financiers.

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 106.3 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a

region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: January 24, 2011